Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION

Oxford, UK, March 18, 2015 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, today announced that the underwriters of its initial public offering have exercised in full their over-allotment option to purchase an additional 517,500 American Depositary Shares (“ADSs”) at the initial public offering price of $9.90 per ADS, less underwriting discounts and commissions. After the over-allotment closing, the total number of ADSs sold by Summit in its initial public offering has increased to 3,967,500. Each ADS represents five ordinary shares of Summit. Summit’s ordinary shares will continue to trade on the AIM market of the London Stock Exchange.

JMP Securities and Oppenheimer & Co. acted as joint book-running managers for the offering. Needham & Company acted as lead manager. Copies of the final prospectus relating to this offering may be obtained from JMP Securities LLC, Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, telephone: +1 (415) 835-8985; from Oppenheimer & Co. Inc., Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, NY 10004, telephone: +1 (212) 667-8563 and from Needham & Company, LLC, Prospectus Department, 445 Park Avenue, 4th floor, New York, NY 10022, telephone: +1 (800) 903-3268.

A registration statement relating to these securities was declared effective by the United States Securities and Exchange Commission on March 4, 2015. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection.

For more information, please contact:

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office)	Tel:	+44 (0)1235 443 951
Erik Ostrowski (US office)		+1 617 294 6607